                                                       Exhibit 12

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                              (In millions)
                                                     Three Months
                                                    Ended March 31,
                                                    ---------------
                                                     1997   1996(a)
                                                     ----   -------
   Earnings:
   Income from continuing operations before taxes   $ 63.8  $ 76.5
   Add (deduct):
      Income taxes of 50% owned affiliates             0.7     0.6

      Equity in income of less than 50%
         owned affiliates                             (0.8)   (0.5)
      Interest capitalized, net of amortization       (0.5)    -

      Fixed charges as described below                12.0    12.7
                                                     -----   -----

            Total                                   $ 75.2  $ 89.3
                                                     =====   =====

   Fixed Charges:
      Interest expense                              $  8.1  $  8.0

      Estimated interest factor in rent expense        3.9     4.7
                                                     -----   -----

            Total                                   $ 12.0  $ 12.7
                                                     =====   =====


   Ratio of earnings to fixed charges                  6.3     7.0
                                                       ===     ===

(a) Computation of ratio of earnings to fixed charges has been restated to reflect the spin-off of Primex Technologies, Inc.